Suite 600 – 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5
Telephone No.: 778-729-0600 Fax No.: 778-729-0650

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders of Auryn Resources Inc. (the “Company”) will be held at Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on Thursday, June 16, 2016 at 10 a.m., Vancouver Time, (the “Meeting”) for the following purposes:

1.

To consider the audited financial statements of the Company for its fiscal year ended June 30, 2015, and the financial statements for the new fiscal year ended December 31, 2015, the reports of the auditors thereon and the corresponding management discussion and analyses;

2.	To fix the number of directors at seven (see “Election of Directors” in the Company’s Information Circular);

3.	To elect directors of the Company for the ensuing year (see “Election of Directors” in the Company’s Information Circular);

4.	To appoint an auditor of the Company for the ensuing year (see “Appointment of Auditor” in the Company’s Information Circular); and

5.	To ratify and approve continuation of the share option plan (see “Particulars of Matters to be Acted Upon” in the Company’s Information Circular).

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 and National Instrument 54-101 (“Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy and may choose to receive a hard copy of the Information Circular. The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

The Information Circular, the form of Proxy, the audited financial statements of the Company for its fiscal year ended June 30, 2015, and the financial statements for the new fiscal year ended December 31, 2015, the reports of the auditors thereon and the corresponding management discussion and analyses (together “Proxy Materials”), are available on the Company’s website at http://www.aurynresources.com/investors/investor-package/ and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, or by telephone toll-free: 1-800-863-8655 or by fax: 778-729-0650. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular and submit their vote prior to 10 a.m. (Pacific Time) on Tuesday, June 14, 2016 (the “Proxy Deadline”), any Shareholder wishing to request a paper copy of the Information Circular as described above, should ensure such request is received by May 31, 2016. Under Notice-and-Access Provisions, Proxy Materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it, for receipt by the Proxy Deadline, in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, May 5, 2016.

BY ORDER OF THE BOARD

“Shawn Wallace”

Shawn Wallace
President and Chief Executive Officer